Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 23, 2010, the Chicago Board Options Exchange, Incorporated issued the following regulatory circular.

IMPORTANT — TIME SENSITIVE INFORMATION

To:	All Members and Member Firms	Regulatory Circular RG10-49

From:	Membership Department

Date:	April 23, 2010

Re:	Registration Process for Post-Demutualization Trading Permits

Following demutualization, CBOE trading access will be provided by the Exchange through the issuance of Trading Permits.  See CBOE Regulatory Circular RG10-48 for a description of the post-demutualization access program.  Issuance of new Trading Permits requires a registration process for all current members with trading privileges and related functions on the Exchange (including member firms, individual members, temporary members, interim trading permit holders, and CBSX trading permit holders).  Member firms may register on behalf of the firm and their nominees and individual members registered for the firm.

Members can register either by completing the application form that is attached to this circular and submitting it to the CBOE Membership Department or by going to https://www.cboe.org/Registration located on the password-protected Members website and electronically submitting an application form.

CBOE strongly encourages that all members complete the registration process by Friday, May 21, 2010.  Submissions after this date will be accepted, but there will be a post-demutualization access application fee of $1,000 per member firm or individual member not associated with a member firm for the processing of the registration.  This fee will not apply to new members that are not approved and active until after May 21st, and will not be assessed for any amendments after May 21st to Trading Permit registrations completed by May 21, 2010.

Following the submission of an application form, the member that submitted the form will be contacted by the Exchange with the number and type of Trading Permits that the member is requesting so that the member can confirm or change the request.

Questions concerning this process can be directed to the following Exchange contacts.

Permit Access:  Stan Leimer, Director, Membership Department

(312-786-7299) leimer@cboe.com

Appointments:  Allison Kile, Director, Market Quality Assurance Department

(312-786-7198) kilea@cboe.com

Bandwidth:  Keith Kiley, Assurance Testing/API

(312-786-7245) kileyk@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.

Fax: 312-786-8140
E-mail: registration@cboe.com

Post-Demutualization Trading Permit Application Form

☐  Maintain trading status as is following demutualization.

☐  Contact me to discuss changes to trading status following demutualization.

Firm Name, if applicable	Member Contact

Contact E-mail	Contact telephone #